UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-8661
A. Full title of the plan:
CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Chubb Corporation (the “Corporation”)
15 Mountain View Road
Warren, New Jersey 07059

Financial Statements and
Supplemental Schedule
Capital Accumulation Plan of The Chubb Corporation
December 31, 2009
With Report of Independent Registered Public
Accounting Firm

Capital Accumulation Plan of The Chubb Corporation
Financial Statements and Supplemental Schedule
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
The Employee Benefits Committee
Capital Accumulation Plan of The Chubb Corporation
We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
New York, New York
June 25, 2010

Capital Accumulation Plan of The Chubb Corporation
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Investments, at fair value:
Stable value funds	$326,490,465	$290,364,740
The Chubb Corporation common stock	340,536,877	357,185,334
Mutual funds	790,526,303	576,920,174
Money market funds	67,287,694	97,200,775
Participant loans	22,643,051	21,256,240

	1,547,484,390	1,342,927,263

Receivables:
Employer contributions	26,612,448	26,470,447
Accrued interest and dividends	2,446,921	2,391,570
Due from broker	2,747,785	1,218,301

	31,807,154	30,080,318

Net assets available for benefits reflecting all assets at fair value	1,579,291,544	1,373,007,581

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(3,788,157)	4,305,132

Total assets	1,575,503,387	1,377,312,713

Liabilities
Accrued investment fees	43,514	28,600

Net assets available for benefits	$1,575,459,873	$1,377,284,113

The accompanying notes are an integral part of these financial statements.

Capital Accumulation Plan of The Chubb Corporation
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Additions to net assets attributable to:
Investment income (loss):
Realized gain on sale of mutual funds	$3,784,156
Unrealized gain on mutual funds	163,312,212
Realized loss on sale of The Chubb Corporation common stock	(16,257,202)
Unrealized gain on The Chubb Corporation common stock	3,879,732
Interest and dividends	32,717,991
Interest on participant loans	1,318,840
Other income	2,542

Total investment income (loss)	188,758,271

Contributions:
Participant:
Pre-tax	55,819,068
After-tax	1,920,287
Employer	26,257,030
Rollovers	1,805,940

Total contributions	85,802,325

Total additions	274,560,596

Deductions
Deductions from net assets attributable to:
Benefit payments	76,078,528
Defaulted participant loans, net	85,989
Administrative expenses	220,319

Total deductions	76,384,836

Net increase	198,175,760

Transfers from other plans	—

Net assets available for benefits
Beginning of year	1,377,284,113

End of year	$1,575,459,873

The accompanying notes are an integral part of these financial statements.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements
December 31, 2009
1. Plan Description
The following is a brief description of the Capital Accumulation Plan of The Chubb Corporation (the “Plan”). Participants should refer to the plan document, which is maintained by the Employee Benefits Committee (the “Plan Administrator”), for a more complete description of the Plan’s provisions.
Effective January 1, 1976, The Chubb Corporation (the “Company” or “Employer”) adopted the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates for the benefit of its eligible employees and its participating affiliates. The Plan name has been changed as the result of an amendment on January 1, 2008 to The Capital Accumulation Plan of The Chubb Corporation. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).
Eligibility
An employee becomes eligible to participate in the Plan on the first day of the month following completion of one full calendar month of service. Employees become eligible for employer matching contributions after either completion of one year of service and attainment of age 21 or the completion of two years of service if under age 21.
Contributions
Participants may elect to contribute pre-tax and after tax contributions, up to the maximum amount permitted by the Internal Revenue Code, but not greater than 50% of their compensation, as defined by the Plan. Effective July 1, 2008, the Company amended the Plan to provide automatic enrollment for eligible employees with initial pre-tax contributions of 4% of their compensation by the employee with an increase of 1% annually thereafter, to a maximum of 10%. Participants may also make rollover contributions from other qualified plans. The Employer matches participant contributions 100% limited to 4% of their annual compensation as defined in the Plan. Participants age 50 and older who contribute at least 4% of pre-tax pay qualify to make unmatched additional “catch-up” contributions according to the schedules and maximum amounts permitted by the Internal Revenue Code for each year.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
1. Plan Description (continued)
Vesting
Participants are immediately and fully vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of service, as follows:

Vesting %
Years of service:
2	20%
3	40%
4	60%
5	80%
6	100%
Forfeitures
Employees who terminate employment prior to becoming 100% vested may forfeit the nonvested portion of their account balance, plus actual earnings thereon. Forfeitures, plus earnings thereon, can be used by the Company to reduce future employer contributions and to pay administrative expenses. Participants that resume employment prior to incurring five consecutive one year breaks in service are entitled to have previously forfeited amounts restored to their account. If forfeitures for any Plan year are not sufficient to restore forfeited amounts the Company is required to contribute the remaining balance. Forfeitures from employees for the year ended December 31, 2009 were $1,064,640, with an available balance of approximately $954,000 available to reduce future employer contributions or to pay administrative expenses.
Participant Accounts
Contributions are invested by Fidelity Management Trust Company (the “Trustee”) according to the investment options elected by the participants and are held by the Trustee in a trust. For participants automatically enrolled, the investment option selected is the Vanguard Target Date Retirement mutual fund with a target date closest to the participant’s 65th birthday.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
1. Plan Description (continued)
Loans
Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of a) $50,000, b) 50% of their vested account balance, or c) 50% of the Participant’s annualized rate of compensation, as defined, at the time the loan is requested. Their remaining vested account balance and annualized rate of compensation serves as collateral for the loan. Participants can have up to two loans outstanding at any time as long as they, collectively, do not exceed the maximum limits. The principal portion of the loan is repayable by check or through payroll deductions and bears interest at the prime rate, plus 1%, as determined on the last day of the month preceding the loan. Prior to May 20, 2009, the effective rate of interest was the prime rate, rounded up to the nearest whole percent. As of December 31, 2009 the interest rates on outstanding loans range from 4% to 10%.
Loans that are in default are accounted for as a reduction of net assets available for benefits in the year the default occurs. As of December 31, 2009, the balance of defaulted loans approximated $198,000.
Payment of Benefits
Upon attaining the normal retirement age (65) or in certain circumstances, the attainment of age 59 1/2, a participant is entitled to his or her vested benefits in the form of a lump sum payment, an annuity or installment payments, as prescribed by the Plan. In addition, participants may withdraw funds from the Plan upon termination of employment or, subject to the approval of the Plan Administrator, participants may request a withdrawal of a portion of their balance in the case of financial hardship, as defined. If a participant dies before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) a lump sum, (b) installments as elected by the participant prior to death, or (c) installment payments as elected by the participant’s beneficiary.
Upon request, any lump sum distribution to a participant or his or her beneficiary from the Chubb Stock Fund or the ESOP (Employee Stock Ownership Plan) Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
1. Plan Description (continued)
Administration Expenses
Unless paid by the Plan Sponsor, the Trustee pays the expenses of the Plan using plan assets. For 2009 and 2008, the following expenses have been paid by the Plan: (a) brokerage costs, (b) other expenses in connection with the purchase and sale of assets by the manager of funds, (c) fees paid for asset management and (d) certain overhead expenses directly attributable to the administration of the Plan. Qualified Domestic Relations Order (QDRO) and loan request fees, if any, are paid for by the individual participant from the participant’s account, as these fees are not paid by the Plan sponsor or the Trustee.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and financial reporting policies of the Plan are in conformity with accounting principles generally accepted in the United States of America.
Fair Value Measurement
The Plan’s assets and liabilities are valued at fair value as of December 31, 2009 and 2008 (see Note 4) with the exception of fully benefit-responsive investment contracts which are carried at contract value.
The Stable Value Portfolio (Fully Benefit-Responsive Investment Contracts)
The Plan invests in a stable value fund that is fully benefit-responsive. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of net assets available for benefits are prepared on a contract value basis.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Fidelity Management Trust Co. acts as the manager of the Stable Value Portfolio (“SVP”).
It is the policy of the manager of the SVP to use its best efforts to maintain a stable net asset value of $1.00 per unit although there is no guarantee that the manager will be able to maintain this value.
The SVP is invested in short to intermediate term fixed income securities and cash equivalents represented by shares in a money market fund. In addition, the SVP includes “wrapper” contracts issued by third parties and may include derivative instruments such as futures contracts and swap agreements.
A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a stable net asset value of $1.00 per unit and to protect the portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. This could happen if a portfolio experiences significant redemptions (redemption of most of a portfolio’s units) during a time when the market value of a portfolio’s underlying assets is below contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the portfolio an amount sufficient to cover unitholder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that a portfolio pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of a portfolio). Fees the SVP pays for wrap contracts are offset against interest income.
A wrap issuer may terminate a wrap contract at any time. However, in the event that the market value of the SVP’s covered assets is below its contract value at the time of such termination, the manager of the SVP may elect to keep the wrap contract in place until such time as the market value of the SVP’s covered assets is equal to its contract value, normally over the duration of the SVP’s covered assets measured at notification date.
The manager expects that a substantial percentage of the SVP’s assets to be underlying the wrap contracts, although this may change over time. Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
To reduce exposure of the SVP to wrap credit risk, wrap contracts are diversified across multiple wrap counterparties, each agreeing to wrap a certain percentage of the covered underlying assets. The SVP’s ability to receive amounts due pursuant to these contracts is dependent upon the counterparties’ ability to meet their financial obligations (see Note 3).
The wrap contracts limit the ability of the SVP to transact at contract value upon the occurrence of certain events. Such events include the following: (i) amendments to the Plan including changes in the investment options, transfer procedures or withdrawal rights not consented to by the wrap issuer, (ii) termination of the Plan, (iii) changes to Plan’s prohibition of direct transfers from the SVP to a competing investment option, (iv) other Plan Sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the SVP or, (v) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The crediting rate, and hence the SVP’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. If the market value of the underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. If the market value of underlying assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the underlying assets.
Investment Income
Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on revalued cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Payment of Benefits
Benefit payments to participants are recorded when paid.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
3. Investments
At December 31, 2009 all wrap contracts held are fully benefit responsive. The average yield and crediting rate are reflected below:

	2009	2008

Average Yield	2.84%	4.55%
Crediting Rate	2.37	3.76

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
3. Investments (continued)
The following open-end wrap contracts were held by the SVP at December 31, 2009:

		Underlying	Underlying
		Assets At Fair	Assets At
Wrap Contract Provider	Rating	Value	Contract Value

AIG Financial Products Corporation	A-	$52,065,935	$51,403,164
JPMorgan Chase Bank, NA	AA-	109,561,284	108,413,660
Monumental Life Insurance Co.	AA-	83,905,491	82,974,829
State Street Bank & Trust Co.	AA-	80,957,755	79,910,655

Total wrap contracts		$326,490,465	$322,702,308

The following presents the individual investments that represent 5% or more of the Plan’s net assets:

	2009	2008

Stable Value Funds, at fair value	$326,490,465	$290,364,740
Mutual Funds, at fair value:
Dodge & Cox Balanced	103,970,933	78,285,462
Spartan US Equity Ind Advan	102,849,779	83,043,060
Fidelity Contrafund	146,165,324	114,747,412
Fidelity Diversified International	84,335,955	—

Common Stock, at fair value:
The Chubb Corporation	340,536,877	357,185,334

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
4. Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, (formerly FASB Statement No. 157) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:
•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•	Level 2 – Inputs to the valuation methodology include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in inactive markets; (c) inputs other than quoted prices that are observable for the asset or liability; and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008:
•	Stable value funds: Valued at the market values of the underlying fixed income securities and terms of the underlying investment contracts as further discussed in Note 1.

•	The Chubb Corporation common stock: Valued at the closing price reported on the New York Stock Exchange (the active market on which the security is traded).

•	Mutual funds: Valued at the closing price reported on the active market on which the security trades.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Money market funds: Valued at cost plus accrued interest, which approximates fair value.

•	Participant loans: Valued at the outstanding balances which approximates fair value.
Assets at fair value as of December 31, 2009 are as follows:

	Level 1	Level 2	Level 3	Total

Stable value funds	$—	$326,490,465	$—	$326,490,465
The Chubb Corporation common stock	340,536,877	—	—	340,536,877
Mutual funds
Large-cap equity	153,214,585	—	—	153,214,585
Mid-cap equity	68,557,163	—	—	68,557,163
Small-cap equity	42,116,490	—	—	42,116,490
Multi-cap equity	211,592,822	—	—	211,592,822
International equity	120,296,181	—	—	120,296,181
Balanced funds	103,970,933	—	—	103,970,933
Target retirement date funds	13,200,813	—	—	13,200,813
Fixed income	77,571,316	—	—	77,571,316
Money market funds	67,287,694	—	—	67,287,694
Participant loans	—	—	22,643,051	22,643,051

Total assets at fair value	$1,198,344,874	$326,490,465	$22,643,051	$1,547,478,390

Assets at fair value as of December 31, 2008 are as follows:

	Level 1	Level 2	Level 3	Total

Stable value funds	$—	$290,364,740	$—	$290,364,740
The Chubb Corporation common stock	357,185,334	—	—	357,185,334
Mutual funds
Large-cap equity	125,168,903	—	—	125,168,903
Mid-cap equity	43,806,238	—	—	43,806,238
Small-cap equity	24,033,945			24,033,945
Multi-cap equity	154,465,615	—	—	154,465,615
International equity	94,318,786	—	—	94,318,786
Balanced funds	78,285,462	—	—	78,285,462
Target retirement date funds	—	—	—	—
Fixed income	56,841,225	—	—	56,841,225
Money market funds	97,200,775	—	—	97,200,775
Participant loans	—	—	21,256,240	21,256,240

Total assets at fair value	$1,031,306,283	$290,364,740	$21,256,240	$1,342,927,263

5. Related Party Transactions
Certain Plan investments are shares of funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company (“FMTC”) is the trustee as defined by the Plan and, therefore,

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
5. Related Party Transactions (continued)
FMTC qualifies as a party-in-interest. Fees paid to Fidelity Management Trust Company by the Plan for management and administrative services amounted to $211,220 for the year ended December 31, 2009.
6. Plan Termination
While the Company has not expressed any intent to terminate the Plan, the Company reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.
7. Income Tax Status
The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably assured that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
8. Risks and Uncertainties (continued)
The Plan’s exposure to concentration of credit risk is limited by the diversification of investments. Additionally, the investments within each fund election are further diversified into various financial instruments, with the exception of The Chubb Corporation common stock. The Plan’s exposure to credit risk on fully benefit-responsive investment contracts is limited to the fair value of the contracts with each counterparty.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation between the statement of net assets available for benefits per the accompanying financial statements and the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per Schedule H of Form 5500 reflecting all assets at fair value	$1,579,248,030	$1,372,978,981
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,788,157)	4,305,132

Net assets available for benefits at contract value per financial statements	$1,575,459,873	$1,377,284,113

Supplemental Schedule

Capital Accumulation Plan of The Chubb Corporation
EIN #13-2595722 – Plan # 002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2009

(a)	(b)	(c)	(d)	(e)
			**	***
		Description of Investments, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor or Similar Party	Collateral, Par or Maturity Date	Cost	Current Value

	Stable Value Funds:
	JP Morgan Chase	JP Morgan Chase		$108,413,660
	AIG	AIG Financial Products Co.		51,403,164
	State Street Bank	State Street Bank & Trust Company Boston		79,910,655
	Monumental Life Insurance Company	Monumental Life Insurance Company		82,974,829

	Common Stock:
*	The Chubb Corporation	Common Stock		340,536,877

	Mutual Funds:
	Dodge & Cox	Dodge & Cox Balanced		103,970,933
	T. Rowe Price	T. Rowe Price Mid Cap Growth		46,726,031
	MSIF	MSIF CP FX Inc 1		48,811,692
	Vanguard	Vanguard Value Index Inst.		50,364,805
	Janus	Janus High Yield Bond		28,759,624
	Goldman Sachs	GS Midcap Value Ins.		21,831,132
	Vanguard	Vanguard Small Growth Index Inst.		7,468,113
	Allianz	Allianz Nacm Pacific Rim I		35,960,226
*	Fidelity	Fidelity Contrafund
*	Fidelity	Fidelity Diversified Intl
*	Fidelity Spartan	Spartan US Equity Ind. Advan.		102,849,779
*	Fidelity	Fidelity Contrafund K		146,165,324
*	Fidelity	Fidelity Diversified International K		84,335,955
*	Fidelity	Fidelity Fund K		21,017,982
*	Fidelity	Fidelity OTC K		44,415,517
	Royce	Royce Low Priced Stock IS		34,648,377

	Vanguard	Vanguard Target Retirement Income		1,092,030
	Vanguard	Vanguard Target Retirement 2005		298,747
	Vanguard	Vanguard Target Retirement 2010		803,368
	Vanguard	Vanguard Target Retirement 2015		1,837,382
	Vanguard	Vanguard Target Retirement 2020		2,557,347
	Vanguard	Vanguard Target Retirement 2025		2,030,241
	Vanguard	Vanguard Target Retirement 2030		1,742,455
	Vanguard	Vanguard Target Retirement 2035		1,676,748
	Vanguard	Vanguard Target Retirement 2040		419,402
	Vanguard	Vanguard Target Retirement 2045		455,469
	Vanguard	Vanguard Target Retirement 2050		287,624

	Money Market Funds:
	Fimm Government Port C1 I	Money Market Fund		57,074,689
	Interest Bearing Cash – 316175207	Money Market Fund		1,426,919
	Fidelity STIF	Money Market Fund		8,786,086

	Participant loans	Interest rates from 4.00% – 10.00%		22,643,051

				$1,543,696,233

(*)	Party-in-interest to the Plan.

(**)	Cost not disclosed as all investments are participant directed

(***)	Stable value funds are valued at contract value all other investments are valued at fair value

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION
By:	/s/ JOHN W. ROWLAND
John W. Rowland, Acting Chairperson of
the Employee Benefits Committee
Dated: June 25, 2010

EXHIBIT INDEX
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP